Points International Ltd. Reports Monthly Business Metrics

TORONTO, February 12, 2007, Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today its monthly business metrics for January 2007. The Company reported a 48% year-over-year increase and a 20% sequential increase in overall points/miles transacted, bringing cumulative points/miles transacted to 24.1 billion.

Other January highlights include:

  Points/miles transacted by Private Branded Channels increased 47% year-over-year and 26% sequentially to 822 million, bringing cumulative points/miles transacted to 21.4 billion

  Points/miles transacted by Points.com increased 55% year-over-year and, due to seasonality, decreased 10% sequentially to 131 million, bringing cumulative points/miles transacted to 2.7 billion

  Cumulative registered users on Points.com increased 41% year-over-year and 2% sequentially to 1.6 million

Points International Ltd.
Business Metrics
			Jan-07 vs.		Jan-07 vs.
	Jan-07	Dec-06	Dec-06	Jan-06	Jan-06

TOTAL ALL CHANNELS

Points/Miles Transacted	952,354,006	795,458,762	20%	643,013,568	48%
# of Points/Miles Transactions	99,918	105,177	-5%	75,494	32%
Cumulative Points/Miles Transacted	24,123,563,436	23,171,209,430	4%	16,075,226,235	50%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	821,594,258	649,494,713	26%	558,389,485	47%
# of Points/Miles Transactions	91,037	94,909	-4%	69,186	32%
Cumulative Points/Miles Transacted	21,419,964,687	20,598,370,429	4%	14,705,230,500	46%

POINTS.COM CHANNELS

Points/Miles Transacted	130,759,748	145,964,049	-10%	84,624,083	55%
# of Points/Miles Transactions	8,881	10,268	-14%	6,308	41%
Cumulative Points/Miles Transacted	2,703,598,749	2,572,839,001	5%	1,369,995,735	97%
Cumulative Registered Users	1,566,500	1,531,449	2%	1,111,299	41%

“January was a record month and a great start for 2007, with 952 million points/miles transacted. Both the private branded and Points.com channels reported double-digit year-over-year increases in points/miles transacted," commented Rob MacLean, Chief Executive Officer of Points. "As expected, Points.com experienced a modest decline in the number of cumulative points/miles transacted relative to the seasonally strong holiday shopping period in November and December, however this metric grew over 50% compared to a year ago. We are pleased with the continued momentum in our business as evidenced in the metrics and are optimistic about our continued growth prospects in 2007 and beyond.”

Points International will continue to report business metrics on a monthly basis. The Business metrics can also be found on the Investor relations section of our website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
CONTACT:
Steve Yuzpe, CFO	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
steve.yuzpe@points.com	allyson.pooley@icrinc.com